Exhibit 2

03 September 2015

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 03 September 2015 it purchased 250,000 of its ordinary shares at a price of 1338.4473 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 31,961,472 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,295,046,111 (excluding shares to be held in treasury).